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FILE NO: 64847.000002

November 12, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Amendment No. 4 to the Registration Statement on Form S-1
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Kuk, Chairman, President and Chief Executive Officer of the Company, dated November 10, 2004.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your November 10, 2004, comment letter, and is followed by the corresponding response of the Company. All page references in the Company's responses are to pages of the blacklined version of Amendment No. 4.

We have provided to each of you, Whitnie Story, Lisa Vanjoske, Sonia Barros and Dan Greenspan, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on November 5, 2004. These changes have been made in response to the Staff's comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.
Please provide us your analysis of why the promissory notes that will be issued to the shareholders of Kanawha do not need to be registered under the Securities Act of 1933.

RESPONSE:    The Company advises the Staff that the promissory note will be issued in a private placement that is exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act. By way of background, the Company advises the Staff that the promissory note will be issued pursuant to the terms of a privately negotiated definitive stock purchase agreement between the Company and the shareholders of Kanawha and not as a result of any public offering of the promissory note. The Company and the Kanawha stockholders entered into the definitive stock purchase agreement before the initial filing of the Company's registration statement. The definitive agreement that the parties originally signed provided for payment by the Company of all of the purchase price for the outstanding Kanawha common stock in cash. The definitive agreement also designated The Springs Company, a Kanawha stockholder, as the representative of the Kanawha stockholders, with authority to negotiate and amend the stock purchase agreement on behalf of the Kanawha stockholders. Subsequently, the Company negotiated Amendment No. 1 to the stock purchase agreement with The Springs Company, as representative of the Kanawha Stockholders. Amendment No. 1 to the stock purchase agreement was executed on November 4, 2004, and had the effect of reducing the overall purchase price the Company must pay for the outstanding Kanawha common stock and, through the promissory note, deferring the Company's obligation to pay a portion of the purchase price in cash. The promissory note is not negotiable and will secure the indemnification obligations of the Kanawha shareholders under the purchase agreement. The promissory note is issuable by the Company only to The Springs Company, as representative of all the Kanawha stockholders and was not offered to anyone else. After all outstanding options to purchase Kanawha common stock are exercised prior to the closing of the Kanawha acquisition, Kanawha will have 31 stockholders of record, most of which are family trusts, limited partnerships or other entities affiliated with eight members of the Close family.

Because the promissory note is to be issued only to The Springs Company, as representative of the Kanawha stockholders, pursuant to a privately negotiated agreement, and not pursuant to any public offering, the issuance of the promissory note qualifies as a private placement under Section 4(2) of the Securities Act.

Moreover, under the "five factor test" articulated by the Commission in Release No. 33-4552 (November 6, 1962), the issuance of the promissory note need not be integrated with the Company's registered initial public offering of common stock. An analysis of each of the factors is set forth below:

1.
Whether the sales are part of a single plan of financing. Professors Loss and Seligman have noted that a plan of financing tends to refer to factors such as the method of offering the securities, the timing of plans for raising capital and whether the offerings are financially interdependent. See III Louis Loss and Joel Seligman, Securities Regulation, at 1235 (3d ed. revised 1999). The application of the factors mentioned by Professors Loss and Seligman underscores the very different nature of the transactions. The initial public offering will be pursued in a conventional manner (generally through the distribution of prospectuses and selling efforts of the underwriters). By contrast, the issuance of the promissory note is the result of private negotiations between the Company and the shareholders of Kanawha of the amount, timing and nature of the consideration for the purchase of all of the shares of capital stock of Kanawha. In addition, the initial public offering and the issuance of the promissory note are not interdependent. If the initial public offering is not consummated, the Company may still issue the promissory note to consummate the Kanawha acquisition and pay the cash portion of the purchase price with funds raised through alternative financing means. Finally, factors regarding the "timing of plans for raising capital" seem irrelevant. The issuance of the promissory note is not a capital raising transaction; rather, it is a deferral of a portion of the cash purchase price for the Kanawha acquisition.

2.
Whether the sales involve the issuance of the same class of securities. The issuances will involve different classes of securities. The Springs Company, as representative of the shareholders of Kanawha, will receive debt of the Company in the form of the promissory note, while purchasers of the securities being sold to the public in the initial public offering will receive equity in the Company in the form of shares of common stock.

3.
Whether the sales have been made at or about the same time. The Company and the Kanawha stockholders entered into the definitive stock purchase agreement before the initial filing of the Company's registration statement. After the initial filing of the registration statement, the definitive agreement was later amended to defer the Company's obligation to pay a portion of the purchase price in cash by providing for the issuance of the promissory note at the closing of the Kanawha acquisition. While the issuance of the promissory note and the issuance of the shares of common stock in the initial public offering will be consummated at or about the same time, The Springs Company, as representative of the shareholders of Kanawha, exercised its investment discretion upon entering into the amendment to the stock purchase agreement on November 4, 2004, and the investors in the initial public offering will not exercise their investment decision until later this year when the offering and sale of the shares of common stock is completed in the initial public offering.

4.
Whether the same type of consideration is being received. The same type of consideration is clearly not being received. The consideration to be received by the Company for the issuance of the promissory note is the shares of capital stock of Kanawha. The consideration to be received by the Company in the initial public offering of shares of common stock is cash.

5.
Whether the sales are made for the same general purpose. The purpose of the two transactions is very different. The purpose of the issuance of the promissory note is to defer the payment in cash of a portion of the purchase price for the shares of capital stock of Kanawha. As set forth under "Use of Proceeds" in the Registration Statement, the initial public offering is designed to: (1) finance the un-deferred cash portion of the purchase price for the shares of capital stock of Kanawha; and (2) for general corporate purposes, including: (a) to pay the Company's fees and expenses incurred in connection with the Kanawha acquisition; (b) to fund negative cash flow associated with initial start-up costs (excluding fees and expenses incurred in connection with the Kanawha acquisition) and other expenditures incurred prior to or that the Company anticipates will be incurred within 12 months after the closing of the initial public offering, including expenditures to open new facilities and to hire and train new sales and support staff and marketing personnel at these new facilities; and (c) to maintain the required capital of the Company's insurance subsidiary at the level necessary to achieve its desired rating agency financial strength ratings and to comply with applicable regulatory requirements as it grows its insurance business.

In summary, because the promissory note is to be issued only to The Springs Company, as representative of the Kanawha stockholders, pursuant to a privately negotiated agreement, and not pursuant to any public offering, the Company believes the issuance of the promissory note qualifies as a private placement under Section 4(2) of the Securities Act. Further, although the promissory note and the shares of the Company's common stock will be issued at or about the same time, the application of all of the factors in the "five factor test" clearly indicate that integration of the two offerings is not appropriate. Therefore, the Company believes that the offering of the promissory note should not be integrated with the initial public offering of common stock.

Risk Factors

"We may require additional capital in the future...." pages 18-19

2.
We note your statement that, "The subordinated promissory note we will issue in connection with the acquisition of Kanawha will restrict our ability to incur additional debt." Please revise to briefly describe these restrictions.

RESPONSE:    The Company has revised the disclosure on page 18 of the Registration Statement in response to the Staff's comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8561.

Very truly yours,
/s/ MELVIN E. TULL, III Melvin E. Tull, III, Esq.
cc:
Ms. Whitnie Story
Ms. Lisa Vanjoske
Ms. Sonia Barros
Mr. Dan Greenspan
Mr. Kenneth U. Kuk
Mr. Scott H. DeLong, III
Howard B. Adler, Esq.